Mail Stop 4561

January 8, 2008

Elizabeth L. Delbianco
Senior Vice President, Chief Legal Officer
 and Corporate Secretary
Celestica Inc.
12 Concorde Place, 5th Floor
Toronto, Canada M3C 3R8

> **Re: Celestica Inc.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **Filed March 20, 2007**
> **File No. 001-14832**

Dear Ms. Delbianco:

We have reviewed your letter dated December 14, 2007 and have the following comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 4. Information on the Company

Celestica's Focus, page 19

1.   We refer to comment 1 of our letter dated November 30, 2007. In that comment, we asked
        you to consider discussing the relationship between the problems at the Mexican facility
        and the class action lawsuit you disclose on page 42 of your Form 20-F. In response, you
        state that there is only an allegation in a complaint that you failed to timely disclose certain
        matters relating to your operations in Mexico. You then conclude, without any analysis,
        that you do not believe additional disclosure is appropriate or required. Please tell us why
        you do not believe additional disclosure is appropriate or required in this circumstance. See
        Item 8.A.7 of Form 20-F.

Controls and Procedures, page 44

2.   We refer to comment 4 of our letter dated November 30, 2007. In your response to that
        comment, you have included two paragraphs of proposed revised disclosure regarding
        disclosure controls and procedures. Refer to the last sentence of the second paragraph.
        Your proposed language regarding the effectiveness conclusion appearing in that sentence
        remains limited to only the first part of the definition of disclosure controls and procedures.

Elizabeth L. Delbianco
Celestica Inc.
January 8, 2008
Page 2

You should either include the entire definition in your effectiveness conclusion, or simply cite to disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or David Orlic at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal